SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.[__])*

Mod-Pac Corp.
(Name of Issuer)

Common Stock, $0.01 par value Class B Common Stock, $0.01 par value
(Title of Class of Securities)

607495108 607495207
(CUSIP Number)

Daniel G. Keane 1801 Elmwood Avenue Buffalo, New York 14207 (716) 873-0640
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 704,223 shares of Common Stock1 216,232 shares of Class B Common Stock2
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 704,223 shares of Common Stock1 216,232 shares of Class B Common Stock2
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 704,223 shares of Common Stock1 216,232 shares of Class B Common Stock2
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% of the outstanding shares of Common Stock
37.9% of the outstanding shares of Class B Common Stock
33.3% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
26.6% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

1 Includes 255,321 shares of Common Stock issuable upon exercise of options, 16,997 shares of Common Stock owned by the Reporting Person’s wife and 25,000 shares of Common Stock owned by the Reporting Person’s children.

2 Includes 14,995 shares of Class B Common Stock owned by the Reporting Person’s wife.

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% of the outstanding shares of Common Stock
13.2% of the outstanding shares of Class B Common Stock
10.2% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
5.3% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

3 Includes 64,750 shares of Common Stock issuable upon exercise of options and 29,439 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

4 Includes 12,414 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Mod-Pac Corp., a New York corporation (the "Issuer") and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 1801 Elmwood Avenue, Buffalo, New York 14207.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Daniel G. Keane (“Mr. D. Keane”), with respect to the shares of Common Stock and Class B Common Stock directly held by him, as well as the Common Stock owned by his wife and children and the Class B Common Stock owned by his wife; and

(ii) Kevin T. Keane (“Mr. K. Keane”), with respect to the shares of Common Stock and Class B Common Stock directly held by him, as well as the Common Stock and Class B Common Stock owned by, or held in trust for the benefit of, his wife.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The foregoing should not be construed in and of itself as an admission by any Reporting Person, as to beneficial ownership of shares of Common Stock held by the other Reporting Person.  In addition, Mr. D. Keane disclaims any beneficial ownership of shares owned by his wife and children and Mr. K. Keane disclaims any beneficial ownership of shares owned by, or held in trust for the benefit of, his wife.

(b)	The business address of the Reporting Person is 1801 Elmwood Avenue, Buffalo, New York 14207.

(c)
The principal occupation of (i) Mr. D. Keane is to serve as a director, the President and the Chief Executive Officer of the Issuer and (ii) Mr. K. Keane is to serve as the Chairman of the Board of Directors of the Issuer (the “Board”) and of Astronics Corporation, a New York publicly traded corporation. Mr. D. Keane is the son of Mr. K. Keane.

(d) & (e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 5 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

1,334 shares of Common Stock and 14,857 shares of Class B Common Stock were distributed to Mr. D. Keane in the Spin-Off (as defined in Item 4). 3,335 shares of Common Stock and 14,995 shares of Class B Common Stock were distributed to Mr. D. Keane's wife in the Spin-Off.

371,656 shares of Common Stock and 180,000 shares of Class B Common Stock reported by Mr. D. Keane were received as a gift from Mr. K. Keane.

16,900 shares of Common Stock were acquired by Mr. D. Keane in the open market with personal funds in the aggregate amount of approximately $161,000. 13,662 shares of Common Stock were acquired by Mr. D. Keane’s wife in the open market with personal funds in the aggregate amount of approximately $62,000. Mr. D. Keane acquired for his children’s benefit 25,000 shares of Common Stock in the open market with his personal funds in the aggregate amount of $280,000

17,015 shares of Common Stock and 6,380 shares of Class B Common Stock reported by Mr. D. Keane were acquired through the exercise of options received pursuant to the Stock Option Plan (as defined in Item 6) with personal funds in the aggregate amount of approximately $30,500 and $12,000, respectively.
255,321 shares of Common Stock reported herein as beneficially owned by Mr. D. Keane are underlying certain options not yet exercised by Mr. D. Keane.

5,000 shares of Common Stock and 63,236 shares of Class B Common Stock were distributed to Mr. K. Keane in the Spin-Off.
29,439 shares of Common Stock and 12,414 shares of Class B Common Stock were distributed to, or distributed to a trust for the benefit of, Mr. K. Keane's wife.
64,750 shares of Common Stock reported herein as beneficially owned by Mr. K. Keane are underlying certain options not yet exercised by Mr. K. Keane.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired their respective initial positions in the Common Stock and Class B Common Stock on March 14, 2003 in the spin-off of the Issuer from Astronics Corporation described in the Separation and Distribution Agreement included as Exhibit 2.1 to the Registration Statement of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 on Form 10/A filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2003 (the “Spin-Off”).

Since the Date of Event Which Requires Filing of this Statement, the Reporting Persons have engaged in transactions in the Issuer's securities as disclosed in the Forms 4 filed by the Reporting Persons with SEC.

On October 26, 2012, the Reporting Persons sent the Board a letter (the “Letter”) submitting a non-binding proposal to acquire all outstanding shares of Common Stock and Class B Common Stock not beneficially owned by the Reporting Persons and their respective affiliates at a price of $7.20 in cash per share. This price represents a premium of approximately 31.0% to the Company’s closing price on October 26, 2012 and a premium of approximately 57.0% to the volume-weighted average price during the last 30 trading days and a premium of 53% to the volume-weighted average price during the last 90 trading days.  The proposal also provides the shareholders with liquidity in a common stock that trades on average less than 5,000 shares per day, and certain value in cash during a highly volatile period in the equity markets.  The Reporting Persons anticipate continuing to run the Issuer’s business in accordance with current practice and retaining the Issuer’s senior management team and employee base.  This summary of the Letter is qualified in its entirety by reference to the text of the Letter, which is attached hereto as Exhibit 1.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  In connection with the preliminary non-binding proposal set forth in the Letter, the Reporting Persons may in the future take certain actions, including, without limitation, pursuing discussions with the other members of management and the Board, other shareholders of the Issuer and third parties, including its advisors, with regard to their investment in the Issuer and all matters referred to in Item 4 of the Schedule 13D.

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons.  The percentages reported in this Schedule 13D are calculated based upon the 2,637,734 shares of Common Stock and the 571,095 shares of Class B Common Stock outstanding as of June 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2012 filed with the SEC on August 1, 2012.

(b)
See rows (7) and (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock and Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	None of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)
No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer has granted options to purchase shares of Common Stock to Mr. D. Keane under (i) the Issuer’s 2001 Stock Option Plan (the “2001 Stock Option Plan”) pursuant to a stock option agreement dated January 24, 2003 (the “2003 Mr. D. Keane Option Agreement”), (ii) the Issuer’s 2002 Stock Option Plan (the “Stock Option Plan”) pursuant to stock option agreements dated February 20, 2004 (the “2004 Mr. D. Keane Stock Option Agreement”), January 6, 2005, December 21, 2005, December 13, 2006, December 20, 2007, December 15, 2008, December 16, 2009, December 21, 2010 and December 2, 2011 (these agreements are referred to collectively as the “Mr. D. Keane Stock Option Agreements” and together with the 2003 Mr. D. Keane Option Agreement and the 2004 Mr. D. Keane Option Agreement, the “Mr. D. Keane Option Agreements”). All the options covered by the Mr. D. Keane Option Agreements have vested to date. Following is a summary of the terms of grants of stock options to Mr. D. Keane pursuant to the Mr. D. Keane Option Agreements:

Date of Grant	Number of Shares	Purchase Price Per Share	Expiration Date
01/24/2003	31,921	$5.392	01/24/2013
02/20/2004	28,000	$8.44	02/20/2014
01/06/2005	22,300	$12.80	01/06/2015
12/21/2005	22,300	$11.68	12/21/2015
12/13/2006	22,300	$10.00	12/13/2016
12/20/2007	26,000	$7.36	12/20/2017
12/15/2008	40,000	$1.85	12/15/2018
12/16/2009	25,000	$4.37	12/16/2019
12/21/2010	25,000	$4.65	12/21/2020
12/02/2011	12,500	$5.90	12/02/2021

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 7 of 9 Pages

The Issuer has granted options to purchase shares of Common Stock to Mr. K. Keane under (i) the Stock Option Plan pursuant to stock option agreements dated February 20, 2004 (the “2004 Mr. K. Keane Option Agreement”) and January 6, 2005 (the “2005 Mr. K. Keane Option Agreement”) and (ii) the Issuer’s 2002 Director Stock Option Plan (the “Director Stock Option Plan”) pursuant to stock option agreements dated December 21, 2005, December 13, 2006, February 27, 2008, February 25, 2009, February 22, 2010, March 9, 2011 and December 2, 2011 (these agreements are referred to collectively as the “Mr. K. Keane Director Option Agreements” and together with the 2004 Mr. K. Keane Option Agreement and the 2005 Mr. K. Keane Option Agreement, the “Mr. K. Keane Option Agreements”). All the options covered by the Mr. K. Keane Option Agreement have vested to date. Following is a summary of the terms of grants of stock options to Mr. K. Keane pursuant to the Mr. K. Keane Option Agreements:

Date of Grant	Plan	Number of Shares4	Purchase Price Per Share	Expiration Date
02/20/2004	Stock Option Plan	18,750	$8.44	02/20/2014
01/06/2005	Stock Option Plan	14,000	$12.80	01/06/2015
12/21/2005	Director Stock Option Plan	4,000	$11.68	12/21/2015
12/13/2006	Director Stock Option Plan	4,000	$10.00	12/13/2016
02/27/2008	Director Stock Option Plan	4,000	$5.62	02/27/2018
02/25/2009	Director Stock Option Plan	7,500	$1.68	02/25/2019
02/22/2010	Director Stock Option Plan	5,000	$6.03	02/22/2020
03/09/2011	Director Stock Option Plan	5,000	$4.86	03/09/2021
12/02/2011	Director Stock Option Plan	2,500	$5.90	12/21/2021

A form of the Mr. D. Keane Option Agreements is attached hereto as Exhibit 2.  The 2003 Mr. D. Keane Option Agreement is attached as Exhibit 3.  The 2004 Mr. D. Keane Option Agreement is attached as Exhibit 4.  The 2004 Mr. K. Keane Option Agreement is attached hereto as Exhibit 5. The 2005 Mr. K. Keane Option Agreement is attached hereto as Exhibit 6. A form of the Mr. K. Keane Director Option Agreements is attached hereto as Exhibit 7.  Copies of the Stock Option Plan and the Director Stock Option Plan are attached hereto as Exhibits 8 and 9, respectively, and are incorporated herein by reference to Exhibits 10.6 and 10.8 of the Issuer’s Form 10/A Registration Statement, dated January 28, 2003 filed with the SEC on December 26, 2002.  Any description set forth in this statement on Schedule 13D of the terms and conditions of the Mr. D. Keane Option Agreements and the Mr. K. Keane Option Agreements are qualified in their entirety by reference to the Mr. D. Keane Option Agreements and the Mr. K. Keane Option Agreements.

Other than as described in this Item 6 and the Joint Filing Agreement attached as Exhibit 10 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Letter

Exhibit 2: Form of Mr. D. Keane Option Agreements

Exhibit 3: 2003 Mr. D. Keane Option Agreement

Exhibit 4: 2004 Mr. D. Keane Option Agreement

Exhibit 5: 2004 Mr. K. Keane Option Agreement

Exhibit 6: 2005 Mr. K. Keane Option Agreement

Exhibit 7: Form of Mr. K. Keane Director Option Agreements

Exhibit 8: Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 10/A Registration Statement, dated January 28, 2003 filed with the SEC on December 26, 2002)

Exhibit 9: Director Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 10/A Registration Statement, dated January 28, 2003 filed with the SEC on December 26, 2002)

Exhibit 10: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 607495108 607495207	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 26, 2012

/s/ Daniel G. Keane
DANIEL G. KEANE

/s/ Kevin T. Keane
KEVIN T. KEANE